

December 30, 2010

Kevin M. Shook
Treasurer and CFO
Eastern Insurance Holdings, Inc.
25 Race Avenue
Lancaster, PA 17603

      Re: **Eastern Insurance Holdings, Inc.**
               Form 10-K for the year ended December 31, 2009
               Form 10-Q for the quarter ended September 30, 2010
               Form 8-K filed December 9, 2010
               File No. 001-32899

Dear Mr. Shook:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.   If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-Q September 30, 2010

Note 3. Sale of Eastern Life, page 9

1. Please provide us proposed disclosure to be included in future filings related to your presentation of discontinued operations to include the amount of revenue and pretax profit or loss reported. Refer to ASC 205-20-50-1.

Form 8-K filed December 9, 2010

2. On December 9, 2010 you sold Eastern Atlantic RE for $2.3 million of cash. The estimated after-tax loss on the sale is $14.5 million. Provide us the amount of pre-tax loss and tell us why recognition of the loss in the quarter ending December 31, 2010 is appropriate and why recognition in an earlier period was not required. Explain why you

believe the reserve for insurance losses was adequate in prior periods. Also explain why you believe recognizing $3 million of contingent profit commission is appropriate and why the $3 million should not be recognized when and if realized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant